

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Paul Alloway, Ph.D.
President and Chief Operating Officer
Homology Medicines, Inc.
One Patriots Park
Bedford, MA 01730

      Re: **Homology Medicines, Inc.**
              Form S-4
              Exhibit Nos. 10.36, 10.37, 10.38, 10.39, 10.40, 10.41, 10.42, 10.43, 10.44, and 10.46
              Filed February 13, 2024
              File No. 333-276093

Dear Paul Alloway:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                           Sincerely,

                                           Division of Corporation Finance